

Mail Stop 3628

February 9, 2009

Via Facsimile and U.S. Mail

Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP
1640 School Street
Moraga, CA 94556

>   **Re: FSP 50 South Tenth Street Corp.**
>   **Schedule TO-T filed by Moraga Gold et al.**
>   **Filed February 3, 2009**
>   **File No. 5-84520**
>
>   **FSP 303 East Wacker Drive Corp.**
>   **Schedule TO-T filed by Moraga Gold et al.**
>   **Filed February 3, 2009**
>   **File No. 5-84521**

Dear Mr. Patterson:

       We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T

1. Please revise to include the information required by Item 1003 of Regulation M-A for each person specified in Instruction C to the schedule with respect to Moraga Gold LLC.

2. We note that you state: "[T]he Manager of each of the limited liability company Purchasers and the general partner of each of the limited partnership Purchasers is MacKenzie Patterson Fuller, LP *or* its affiliate Sutter Capital Management, LLC." Further, we note that Chip Patterson is signing as Senior Vice President of Manager *or* General Partner of each filing person. Please revise the signature page to clarify which entity, either MacKenzie or Sutter, is the manager for each filing person and also whether Mr. Patterson is Senior Vice President of the Manager or the General Partner of each entity.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from all bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions